April 25, 2005

via U.S. mail

John R. Hickey
President and Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495-8036

Re:	Renaissance Learning, Inc.
	Registration Statement on Form S-4/A1
	Filed April 13, 2005
	File No. 333-122993

Dear Mr. Hickey:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General
1. In your letter to us dated April 12, 2005, you indicated that you expected that certain amendments to the merger agreement would be approved by each of the boards of directors of Renaissance
Learning
and AlphaSmart on or about April 20, 2005. Please confirm whether or not this has occurred.

Questions and Answers About the Mergers, page v

	Can I change my election, page vii
2. We note your response to our prior comment 8. It appears then that there is no feasible alternative for an investor to change an election immediately prior to the special meeting other than by physically appearing at the meeting due to the time involved in withdrawing one`s original election and submitting another letter of transmittal and election form. Please add language to each of the sections cited in your response as well as to Exhibit 99.2 to make this clear to AlphaSmart shareholders.

Summary page 1

      The Redesignation, page 4
3. As discussed with counsel on April 21, 2005, please revise the penultimate sentence of the second paragraph to reference the correct number of shares by which the 45% limit would be exceeded. In addition, consider adding a sentence immediately following the aforementioned sentence to clarify how such number is calculated in your specific example.

Continuity of Interest Test, page 5
4. In the last sentence of this section, you indicate that you do not believe that an adjustment to combination elections is likely. Consider adding language similar to that found in the last sentence of footnote 1 on page 68 regarding the 99.7% combination election threshold that would trigger a continuity of interest adjustment.

Material United States Federal Income Tax Consequences of the
Mergers, page 79
5. As discussed with counsel on April 21, 2005, revise the language found on page 80 to make it clear that this section constitutes a tax opinion of each of your and AlphaSmart`s counsels. As currently written, the language appears to imply that this section does not constitute a tax opinion. Please make corresponding changes to all affected disclosure, including page 10 of your document.

Exhibit 8.2
6. The first sentence of the last paragraph of this tax opinion is inappropriate because the reader may rely upon counsel`s opinion.
Please obtain a revised opinion.

*              *              *              *
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Perry Hindin, Staff Attorney, at (202) 942-
2822
with any questions on any other matters. If you require further assistance, you may contact me at (202) 942-1800.

						Sincerely,


						Barbara Jacobs
						Assistant Director
						Office of Computers and Online
Services
cc:	P. Hindin
	via facsimile
Dennis Connolly and Christopher Cahlamer of Godfrey & Kahn, S.C.
	(F) (414) 273-5198
Renaissance Learning, Inc.
April 25, 2005
page 1